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25th April 2007

07022991

RECEIVED
2007 MAY -1 A 8:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

SUPPL

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement of:

- 23rd April 2007 (2)

Yours faithfully,

PETER HAMBRO MINING PLC

By:

PROCESSED
MAY 03 2007
THOMSON FINANCIAL

Heather Williams
Company Secretary

Stephen Henley PhD, FGS, FIMMM, CEng
Research in Mathematical Geology
trading as RESOURCES COMPUTING INTERNATIONAL LTD
TEL: +44 (0)1629 58 14 54
FAX: +44 (0)7092 145875
EMAIL: steve@SiliconDale.co.uk

Starkholmes, MATLOCK, DE4 5JA
Derbyshire, United Kingdom

SEMI ANNUAL BOARD REVIEW – PETER HAMBRO MINING

Including:

REPORT ON WORK CARRIED OUT IN SIX MONTHS TO 31/12/06; UPDATE ON EXPLORATION & DEVELOPMENT PROJECTS WITHIN PHM'S PORTFOLIO

REPORT DATED - 25 FEBRUARY 2007

by

STEPHEN HENLEY
Consultant Geologist

CONTENTS

EXECUTIVE SUMMARY

This semi-annual report presents an account and independent review of the status of exploration and development projects of the PHM group for the period from July-December 2006, with information updated, as appropriate, to 1 Feb. 2007.

Significant exploration progress in the form of new discoveries and more detailed knowledge of reserves and resources, has been made on the following properties (among others):-

Pioneer

- The Andreevskaya zone has been explored intensively to C2 standard over an interval of 450 metres length, to 90 metres depth. The reality of the very high-grade intersection in the discovery hole has now been confirmed by further high-grade intersections, and preliminary modelling indicates an average grade for the deposit of over 32 g/t gold.
- Following the GKZ recommendations in 2006, infill drilling has continued in the Bakhmut, Promezhutochnaya, and Yuzhnaya areas, and there are now two shallow test pits exposing ore columns on the Yuzhnaya zone.

Pokrovsky flanks

- Fanglomerates: detailed exploration (drilling, trenching) has shown that the fanglomerates are more complex in structure than expected, and the reported grade categories have been adjusted to reflect this. The result is that the originally intended end-2006 C2 resource is reported now as a P1 resource.
- Two significant zones of gold mineralisation have now been identified below the fanglomerates in the eastern trough, and are currently being explored.
- New exploration areas in licences acquired during 2005-6 are being explored. Very promising results are obtained from the V.Luzhki area, to the south of the main Pokrovka licence area.

Malomir

- Exploration continues intensively, with five core-drilling rigs now operating at Malomir. Data obtained during 2006 has confirmed and extended the resource estimates from predecessors.
- A complete revision of the geological interpretation of the quartzite zone and discovery of substantial mineralisation in the north-eastern area means that the geology of the Malomir licence area as a whole is more complex than previously thought. The areas have been identified separately as Malomir, Quartzite, and Ozhidaemoye deposits which can be explored and evaluated separately. This will reduce delays on bringing the main Malomir deposit into production.

Yamal

- A separate report has been prepared following a visit to the Yamal area in November 2006. Together with more recent information, it is recommended that high priority be given to completion of detailed exploration on Petropavlovskoye deposit, and exploration of a layered ultrabasic massif in the Ozerniy area for serious PGM/gold/base metal potential.

1. INTRODUCTION

Dr Stephen Henley is retained by Peter Hambro Mining plc ('the Company') as an independent consultant geologist to provide advice and assistance from time to time. This includes the translation and critical review of geological reports from the Company's chief geologist Dr N. G. Vlasov and from other consultants. He has been requested to provide a report on geological exploration projects of the Company during the period from July to December 2006, and to provide additional comments and recommendations. Sources of information include written materials from the company, plotted sections and plans, as well as a visit in November 2006 to the offices in Labytnangi and Salekhard (Yamal region), and a series of discussions with Dr N.G. Vlasov in February 2007.

This review contains updates to previous reports, mentioning just the most significant new information; it is not intended that it present a full 'snapshot' of all the company's exploration activities. An English translation of Dr Vlasov's end-of-year report for 2006 is appended and contains a detailed account of the company's exploration activities during the past year.

2. PROJECTS

2.1 Pioneer

2.1.1 Andreevskaya zone

The significance of this zone was suggested by an exceptionally high-grade intersection in early 2006 (hole no.337). Since then, its position, orientation, and extent have been determined by intensive exploration using shallow mapping holes, 9 trenches, and 14 (so far) deep drill holes.

Mineralisation that can be attributed to the Andreevskaya zone had been traced in a series of exploration trenches and mapping holes, eastwards for almost 2km, across the Ulunga river, and the zone is here probably of substantial thickness, with a width of up to 20m found in shallow drillholes.

As forecast in the previous review, a substantial C2 resource has been defined (see Table 1, summary in Table 3). To date this evaluation is only to a depth of 90m, along a 450m length of the zone trending WSW-ENE. To the west, the zone curves around, parallel with Promezhutochnaya and Yuzhnaya zones, and has possibly been identified at the end of a trench a further 130m beyond the explored section. To the east, the zone has been intersected in further trenches, but beyond this remains unexplored.

Table 1. Evaluation of Pioneer ore zones at 1/1/2007

Ore zone	C_2			P_1			P_2			P_3		
	Au, kg	Ore, '000t	Au, g/t	Au, kg	Ore, '000t	Au, g/t	Au, kg	Ore, '000t	Au, g/t	Au, kg	Ore, '000t	Au, g/t
BAKHMUT	22297	16608	1,3	6300	1160	5,4	3000	3000	1,0	-	-	-
inc. 1 ore column	6315	1170	5,4	6300	1160	5,4	-	-	-	-	-	-
PROMEZHUTOCHNAYA	11540	6985	1,65	3850	2750	1,4	-	-	-	-	-	-
inc. 2 ore columns	1882	363	5,2	500	96	5,2	-	-	-	-	-	-
YUZHNAYA	62300	45480	1,4	13110	10900	1,2	-	-	-	-	-	-
inc. 2 ore columns	2650	314	8,4	880	100	8,4	-	-	-	-	-	-
ANDREEVSKAYA	17848	543	32,8	8900	600	15,0	-	-	-	10000	5500	1,8
ZVEZDOCHKA	-	-	-	3600	3000	1,2	8600	7200	1,2	-	-	-
Other ore zones	-	-	-	5755	4000	1,4	31300	23800	1,3	110000	85000	1,3
TOTALS:	113985	69616	1,6	41515	22410	1,8	42900	34000	1,3	120000	90500	1,3

In my opinion, the very high but variable gold grades (many assays in the tens and hundreds of grams per tonne) are treated very conservatively - probably much too conservatively - by the standard Russian methods of grade cutting. Although the grade is indeed highly variable within this ore zone, there are sufficient long high-grade intersections to lend confidence to a high average, and to indicate that the reported resource is more likely to understate the real average grade than to over-estimate it.

2.1.2 Yuzhnaya zone

Active exploration continues here, with the opening of two 'wide trenches' - shallow open pits, to expose two of the identified ore columns, and continuation of infill drilling.

2.2 Pokrovsky deposit area and flanks

2.2.1 Fanglomerates

As noted in the previous report, the geology of the fanglomerates is not simple. Exploration within the past six months (trenching, deep drilling) in both eastern and western trough areas has established that there are interbedded lenses of lignite and sands; according to Dr Vlasov the fanglomerates appear to be of Albian-Aptian (lower Cretaceous) age and therefore formed very early after the primary mineralisation itself.

In the eastern 'bay', further drilling through the fanglomerates into the basement rocks has established not one but two separate ore zones, which will require further more detailed exploration.

Broader scale exploration in the large outcrop area of the fanglomerates suggests that the westernmost parts of this area are barren. The highest gold grades found have been within the more intensively explored zones at Pokrovka-II.

Because of the greater geological complexity, the deposit has been reclassified as being within complexity group III of the Russian system (it was previously considered as group II). This means that the resource categories which are reported have had to be adjusted, so that what was formerly included as C2 is now reported as P1, what was P1 is now reported as P2, etc. This reflects increased uncertainty and not any real reduction in the resources.

The resource remains open to west, east, and south.

2.2.2 Outer flanks

Active exploration continues in the outer set of prospects under the Zheltunak licence, which covers a number of separate 'outer flanks' areas at distances of 5-15km from Pokrovka.

In the V.Luzhki area, SW of Tigda and adjacent to the Trans-Siberian railway, exploration of an area of Jurassic sandstones, with gold/quartz/pyrite mineralisation associated with a shallow-dipping thrust, has included a series of N-S trenches across the mineralised zone over an east-west length of 2.5km. Altogether a 4km strike length can be traced.

Gold has also been discovered in Cretaceous dioritic igneous rocks above the thrust. Drilling is planned in 2007 - a series of vertical holes to intersect the mineralised zone and allow the upgrading of the established P1 resource (see Table 3) to a C2 resource.

2.3 Malomir

2.3.1 Deposits

Apart from the two gold deposits (Malomir and Quartzite zones) identified in the previous reports, a third deposit has now been established to the north-east of the main Malomir deposit, on a continuation of the line of the Diagonal thrust. This third deposit has been named "Ozhidaemoye".

These deposits have formally been identified as such, rather than as separate 'zones' of a single deposit, in recognition of the geological complexity and the significant geological differences among them. This allows exploration, evaluation, and mine planning to proceed independently on each deposit, thus minimising the potential delays in bringing the main Malomir deposit into production. Without such

separate identification of the ore bodies, GKZ would require substantial completion of exploration on all three zones before allowing more detailed work to start on mine planning and development.

Five drill rigs are now operating on the Malomir deposit, carrying out necessary infill drilling to improve and extend the resource model. It has been established that the lowest and thickest ore body in this deposit (immediately above the Diagonal thrust) lies largely within rocks identified as 'quartzite' though this is in fact a complex rock consisting largely of brecciated and metasomatised sedimentary rocks with quartz cement.

Core samples from the Quartzite deposit (formerly 'Quartzite zone') show that what previous studies had identified as metasomatised granitic intrusions are in fact metasomatised layers within a sedimentary sequence very like that in the Malomir deposit. The mineralogy includes quartz and feldspars, indicating a high alteration temperature.

The structural settings of the two deposits are different, however. The Quartzite deposit appears to lie in the crest of an anticline and mineralisation here is not associated with the major thrusting and crush zones seen in the Malomir deposit. The sedimentary layering (in both the Malomir deposit and the Quartzite deposit) is not confirmable with the tectonic structures but is deformed into a series of major folds. Much further work needs to be done on the geological structure, but is likely to repay the effort because of the association of gold mineralisation with the metasomatised layers.

Malomir resources as at 1 Feb 2007 are listed in Table 2 and a summary in Table 3.

Table 2. Resources of the three Malomir deposits: 1 Feb 2007

Deposit	C_2			P_1			P_2			P_3		
	Au, kg	Ore, '000t	Au, g/t	Au, kg	Ore, '000t	Au, g/t	Au, kg	Ore, '000t	Au, g/t	Au, kg	Ore, '000t	Au, g/t
Malomir*	45694***	26448	1,7	63781	42529	1,5	10000	5000	2,0	12000	8000	1,4
Ozhidaemoye*	-	-	-	12268	8685	1,4	10000	7700	1,3	60000	46000	1,3
Quartzite**	2400	1000	2,4	14600	7300	2,0	15000	10000	1,5	268000	383000	0,7
Totals:	48094	27448	1,8	90649	58514	1,5	35000	22700	1,5	300000	437000	0,7

Notes: * The previous report reflected the results of predecessors in 1980-91. All computations then used a cutoff grade of 1.0g/t.
** Gold mineralisation not only in granitised metasomatites (beresites?) but also in interbedded slates
*** Decrease in C2 resources, compared with predecessors' estimates, results from excluding from the calculation any consideration of steep-dipping ore bodies: these are now reflected in the P2 figures.

2.4 Yamal

2.4.1 Ozernoye

This area includes a layered ultrabasic massif with mineralised layers or reefs.

Re-examination of assay data from previous trench exploration work indicates that there are reefs of considerable potential interest. Although assays of individual precious metals (Au, Pt, Pd) are not particularly high (tenths of a gram per tonne), taken collectively, in some intersections they are consistently around 1 to 3 g/t. Combining the base metals (copper, nickel, cobalt) also in the same way, yields an average around 1% total base metals - in the same reefs. Considering the precious metals and base metals together yields potentially a series of very attractive polymetallic intersections. The reefs are up to 20 m in thickness. A strike length of less than 1km has so far been explored, out of a total strike length of more than 5km. This is now considered to be a high priority target, and trench exploration around the margins of the massif is planned for 2007.

2.5 Buryatia

2.5.1 Talikitskaya area

This is an exploration licence area about 70km south of the BAM railway in Buryatia, just to the west of the Amur region. There are two styles of mineralisation known in this area: high-grade gold in quartz veins, and lower grade gold in beresites (metasomatised granitoids). The latter are known to occur over a 3-6km length, and some 100s of metres in width. Two or three trenches across this zone have intersected material containing 3-5% sulphides. An exploration programme for 2007 is planned along the beresites and quartz veinlet/stockwork to try to identify a large-scale ore deposit.

3. CONCLUDING COMMENTS

The most significant exploration development in 2006 has been the preliminary evaluation of nearly half a kilometre strike length of the Andreevskaya ore zone at Pioneer. This has already been demonstrated to be an exceptionally high-grade ore zone, and remains open at both ends and at depth (it is evaluated so far only to 90 metres). It is recommended strongly that this be given the highest exploration priority, as early full-scale production of such high grade material will greatly enhance the economics of Pioneer, which are already good with the delineation of the rich ore columns on Bakhmut, Promezhutochnaya, and Yuzhnaya zones.

I consider that there is substantial potential for upside in the Andreevskaya zone. There are several reasons for such optimism, including:-

(1) published estimates will necessarily be conservative because the Russian methods of grade capping are very conservative and tend to lead to serious understatement of the real resource

(2) the grades found so far have been in the main part of the ore zone: ore columns such as those on Bakhmut etc. have not yet been identified. It is likely that if they exist these would be even richer.

(3) only a relatively short section of the ore zone has yet been explored - around 20% of the length over which mineralisation has already been identified; and drillhole intersections only to a depth of about 100 metres.

In my opinion the resources in the main deposit at Malomir are also understated. This is largely because there are known to be higher grade but steeply dipping ore bodies which are poorly sampled by the steeply inclined drillholes needed to establish the main (shallow-dipping) resource.

There is an apparent negative factor in the low reported resources for Pokrovsky flanks. Largely this is due to an increase in uncertainty in the figures for the fanglomerates. Recognition of increased geological complexity has meant that resources are now reported in lower categories. This does not imply reduction in the resource - merely an increase in the uncertainty with which the resource is quoted. Furthermore, exploration in other areas of both inner and outer flanks is continuing intensively. There is little currently to report on this because the work is still in progress.

4. STATEMENT OF QUALIFICATIONS

Dr Stephen Henley is a geologist with a PhD in Geology (University of Nottingham, 1970). He is a Fellow of the Geological Society and Fellow of the Institution of Materials, Minerals and Mining and a Chartered Engineer. He is also a Charter Member of the International Association for Mathematical Geology. He has been employed in exploration, mining, academic, and geological consultancy posts

since 1970 and has participated in Competent Person studies on a variety of different minerals and types of deposit, including gold, polymetallic, and chromite projects.

Dr Henley is chairman of PERC (the Pan-European Reserves and Resources Reporting Committee, European equivalent of the Australasian JORC), and convenor and secretary of a CRIRSCO working group on harmonisation of Russian and international reserve reporting systems.

He owns no direct or, to the best of his knowledge, indirect interests in the shares or securities of Peter Hambro Mining plc or of any of its associated or subsidiary companies and does not expect to receive direct or indirect interest in any of the Company's projects or in the shares and securities of the Company.

February 2007

Signed:-

Dr S. Henley
Managing Director, Resources Computing International Ltd

TABLE 3. Reserves and resources reported by Peter Hambro Mining plc at 2 February 2007.

Area or deposit.		A+B+C1			C2			P1			P2			P3		
		Au, kg	Ore, '000 t	Au, g/t	Au, kg	Ore, '000 t	Au, g/t	Au, kg	Ore, '000 t	Au, g/t	Au, kg	Ore, '000 t	Au, g/t.	Au, kg	Ore, '000 t	Au, g/t
Pokrovskoye and flanks	balance	31900	14985	2.1	1089	420	2.6	25091	15679	1.6	51840	28100	1.8	212776	107000	2.0
	out-of-balance	12123	12706	0.95	13578	13132	1.0	-	-	-	-	-	-	-	-	-
Pioneer	balance	-	-	-	113985	69616	1.6	41515	22410	1.8	42900	34000	1.3	120000	90500	1.3
Malomir and flanks	balance	-	-	-	48094	27448	1.8	90649	58514	1.5	35000	22700	1.5	300000	437000	0.7
Voroshilovskoye and flanks	balance				832	34	24.4	7575	1237	6.1	10000	2000	5.0	30000	6000	5.0
Tokur and flanks	balance	12771	3932	3.2	19928	8204	2.4	51941	15550	3.3	140000	51200	2.7	677311	224109	3.0
Izvestkovaya Sopka	balance	-	-	-	-	-	-	1314	267	4.9	132	17	7.8	-	-	-
Gar II	balance										13500	11250	1.2	27000	13500	2.0
Adamikha	balance													50000	20000	2.5
Albyn area	balance							19490	2960	6.6	7570	2600	2.9	35000	13100	2.7
Odolgo and flanks	balance				726	175	4.1	290	74	3.9	1650	406	4.1	10050	2510	4.0
Bryantinskaya area	balance										1000	620	1.6	15000	7500	2.0
Talikitskaya area	balance	-	-	-	-	-	-	-	-	-	134500	65340	2.06	150000	71000	2.1
Novogodnee Monto	balance	-	-	-	6522	5285	1.2	9320	2210	4.2	5000	1000	5.0	-	-	-
	out-of-balance	-	-	-	3978	468	8.5	-	-	-	-	-	-	-	-	-
Petropavlovskoye and flanks	balance				11831	6220	1.9	20030	11460	1.7	51100	25900	2.0	57000	32000	1.8
Ozernoye-Pyatirech. area (Rudniye Gorki)	balance	-	-	-	-	-	-	-	-	-	2000	1000	2.0	28000	14000	2.0
Ozernoye-Pyatirech. area (Ozernoye, Au+Pt+Pd)	balance							10900	6600	1.65	16320	9600	1.7	59500	35000	1.7
Yarshor-Laptayega area (Au+Pt+Pd)	balance													900000	600000	1.5
TOTALS:	balance	44671	18917	2.4	203 007	117402	1.7	278115	136961	2.0	512512	255733	2.0	2671637	1673219	1.6
	out-of-balance	12123	12706	0.95	17556	13600	1.3	-	-	-	-	-	-	-	-	-

APPENDIX 1: Translation of geological exploration report for 2006

REPORT on geological exploration work for Peter Hambro Mining in 2006

Note: [...] indicates translator's comments

1. Pokrovskoye deposit and its flanks

A. Pokrovskoye deposit.
In 2006 detailed work on the Pokrovskoye gold-silver deposit was carried out ahead of mining, and adjacent to the open pit, on ore bodies Zeiskoye, Glavnoye, Ozernoye, Molodezhnoye.

Detailed exploration was done by drilling on a 20m x 20m grid within the geological reserve blocks from which production was planned. From the results of assays of drillhole samples, block parameters were more precisely defined and the 2006-2007 mining plan was developed.

Operations-related exploration was carried out during preparation, stripping, and production of 14 blocks located on 8 different levels of the deposit. This exploration work included sampling of blast-hole cuttings on a 7m x 7m grid, horizontal channel sampling of ore bodies in the pit, grab sampling of broken ore from production sites and from stockpiles.

Such intensive assaying has made it possible to produce a general high density of sampling of the deposit: 3 samples per 100 tonnes mined.

B. Inner flanks of the Pokrovskoye deposit.
In 2006 exploration was continued in the Nadvigoviy, Vodorazdelniy, and Verkhne-Sergeevsky areas. Exploration and evaluation were done in the Pokrovka-II and Bazoviy areas. Nearly all of the above-mentioned areas are coincident with one or another 3D geochemical anomaly. This information has been presented previously.

In the **Nadvigoviy** area, at the head of a placer on the Samovarinsky stream, a zone of sulphidised quartz-carbonatite metasomatites has been established from [shallow] mapping holes. The width of the zone is up to 20m, and it has been traced for a length of 300m. The gold grade reaches 1.9 to 11.2 g/t. Work here continues during the winter.

In the **Vodorazdelniy** area, in northern and southern parts of the area, two section lines of deep holes have been drilled. On the southern line, according to just 20% assays so far available on one hole, two ore intervals have been found: 1.5g/t over 5.5m and 3.0g/t over a 6.0m intersection. These are associated with the gently dipping mineralisation zones (pyrite up to 3-5%, silicification of the matrix) in a 28m thick tectonic zone.

On the northern section, at the head of a placer in the Ushurikha stream, two ore intervals have been found at contacts with a trachydacite sill: 1.4g/t over a 2.6m interval and 4.6g/t over a 3.9m interval. Work continues on Vodorazdelniy.

In the **Verkhne-Sergeevsky** area, work was carried out last winter and results were reflected in the 2005 report. After the summer break, work has only just resumed and no new results are yet available.

In the **Pokrovka-II** area, exploration work continues on the unconsolidated fanglomerates and on the underlying ore zones in the crystalline basement. Drilling of the fanglomerates is on an 80m x 40-80m grid; of the ore zones on an 80-220m x 40m grid.

Pokrovka-II represents a ridge or peninsula of crystalline basement 300-600m x 1200m in area with fanglomerate deposits surrounding three sides. In a strip of 50-250m width surrounding the ridge, the fanglomerate has been found frequently to be gold-bearing. At greater distances from the ridge the fanglomerate is barren, as it is also between the Sergeevsky and Samovarinskiy streams. Gold mineralisation of the fanglomerates is conditional upon the presence of ore quartz fragments of Pokrovskoye deposit type. Thickness of the gold-bearing rock mass is 1.8m - 64.5m, averaging, in different parts, 21m and 38m. Gold grades in the ore sections vary from 0.5 to 2.9g/t with averages of 0.6 and 0.9g/t. Because of complexity of the geological structure (sudden pinching-out, high coefficient of variation of thickness) the previously accepted 160m x 160m grid appears inadequate for definition of a category C2 resource.

Metallurgical studies have established that these ores are easy to beneficiate. By heap leaching it is possible to extract up to 77.4% of the gold from this ore. Through preliminary enrichment (washing and disintegration with separation of fragments +5.0mm) we could produce a medium quality Pokrovskoye-type oxide ore.

Furthermore, in the crystalline basement of Pokrovka-II three more ore zones have been identified.

In two separate trenches and seven drill holes the western ore zone has been traced for 700m along the western margin of the ridge. The gold grade varies from 0.9g/t over a 4.6m intersection to 3.0g/t over a 14.7m intersection.

In the basement of the eastern depression (filled with fanglomerate), ore body Pervoye has been established. 15 holes on a 60-40m x 40-20m grid have been drilled here. Gold grades vary from 0.7g/t over 4.5m intersection to 3.1g/t over 7.1m and 2.9g/t over 16.2m. The traced extent of the ore body is 500m. It is open in all directions and at depth.

Furthermore, there are also a few separate intersections (5.3g/t over 9.6m; 9.1g/t over 2.1m; 2.3g/t over 5.7m), on which exploration work is necessary.

C. Outer flanks of the Pokrovskoye deposit.

In 2006 work started in 4 new areas: V.Luzhki, Proletarskiy, Anatolevsky, and Zheltunak. These areas are located 4 to 17 km from the Pokrovskoye deposit. Partial assay results (60%) are available only for V.Luzhki.

The **V.Luzhki** area is located 17km south-west of Pokrovskoye deposit on the Tigda-Chernyayevo road. Mineralisation is associated with an extensive (more than 5km) east-west zone of thinly-sliced thrusts. In this zone, Cretaceous granitoids are overthrust on Jurassic sandstones and siltsones. Mineralisation takes the form of multiple gently sloping (10°-30°) tectonic slices of the thrusts. It consists of zones of streaky silicification with carbonate and pyrite (up to 3%). In a 1.0km wide strip of these thrusts more than 17 sub-parallel ore zones have been established through trenching at spacings of 160m to 580m. Their thickness varies from 1.0m to 7.5m, with gold grade from 0.8 g/t to 8.7 g/t, and traced extent of individual ore zones from 300m to 2500m. All ore zones are open to both ends. Work continues.

The Zheltunak area is located 17km east of Pokrovskoye deposit. The epithermal gold-quartz ore occurrence here has been known since the 1970s. Among the argillised and silicified volcanics were found numerous fragments of ore quartz with gold grades up to 40g/t and silver grades up to 100g/t. Last year, geophysical and geochemical work were started in this area. There is no assay data available yet.

2. PIONEER

Major work in 2006 was carried out in Yuzhnaya, Promezhutochnaya, and Andreevskaya ore zones. The main purpose of this work was the delineation of ore columns at surface through trenching, and tracing these to maximum depth (to 200-260m) through drilling. At the same time, technological mapping of the deposit was carried out. For this purpose 410 special group samples were taken and sent for phase analysis. Collection from oxidised ores of a 200t semi-industrial sample and 10t pilot-scale sample for development of the metallurgical regime is at the final stage.

Applying F.Pitard's method the influence of coarse gold on the results of fire assay was studied on large (up to 115kg) samples. Engineering and geological studies within the outlines of the planned open-pit have started, and also hydrogeological studies on the deposit area have been undertaken. Topographic mapping of the deposit at 1:2000 scale has been completed. In the Bakhmut zone the geological reserves explored by drilling have been confirmed by a test open pit to a depth of 40m. As a result of this work the reliability of explored reserves estimates, including reserves in the ore column, has been confirmed. From data available at 1/5/2006, a Micromine computer model of the deposit has been created.

In the course of the work new geological data have been obtained which allow the deposit model to be viewed in a new light. Initially we talked about sub-parallel ore-bearing circular structures around a stock of granite-porphyry. Then we advocated that the deposit structure was a result of sinistral fault displacement. From this were formed east-west and north-south magma and ore controlling structures. Within its boundaries, the gold mineralisation is irregular and column-like. Ore columns with a definite regularity are located at the 'knots' of intersection with apophyses or with transverse tectonic structures. This enabled us to forecast a total of 21 ore columns. Some of these were confirmed in 2006. The forecast ore column in Vostochnaya zone could not be found because of the difficulty of access to it as it is located below a river bed. In the winter it is intended to check this location. Discovery of the rich Andreevskaya ore zone has changed our view about the ore deposit structure. In its formation both factors mentioned above are important. On this basis the Andreevskaya zone should have a southward continuation. This question will be answered in 2007.

Ore columns

According to existing Russian requirements for the exploration of ore deposits, the reserves of each ore column must be outlined and estimated separately. This avoids the risk of corruption of the volume and quality estimation of reserves overall on a deposit. Considering the small areas involved, a large number of additional deep drill holes is needed. Thus we decided to carry out detailed study (to category C1) of the ore columns on a 20m x 10-20m grid only in zones Bakhmut and Promezhutochnaya. The rest of the ore shoots we are planning to evaluate to category C2 on a sparser grid (20-40m x 20m).

For all ore columns of the deposit the following features are typical:

(1) presence of high gold grades (80.0-1225.0g/t), sharply distinguishable from the background of 'common' ore.
(2) constant presence of coarse free gold (up to 7mm) in the oxidation zone. In primary and mixed ores there is no visible gold.
(3) presence of some complicating structural factors (appearance of apophyses, sharp folds)
(4) boundaries of the ore columns within the ore zones are very gradational, therefore different geologists would define different parameters. For definition of ore columns we have adopted a cutoff gold grade as 2.0g/t.

(5) ore columns in 3D lie within their ore zones and plunge at angles varying from 50° to 80°.
(6) all ore columns in the deposit are open at depth. The explored depth of ore columns is 200-270m.

Ore zone **Bakhmut:** Here within boundaries of the ore shoot, 6 additional holes have been drilled. The deepest drill hole has intersected mineralisation in the ore column at a depth of 270m. Assay data is not yet complete. In an adjacent section, at a depth of 240m, the gold grade in the drill hole is 6.5g/t over a thickness of 13.5m. Beyond the boundary of this ore column, in the Bakhmut ore zone itself, at the same depth, gold grade is 1.2 - 1.6g/t over a thickness of 16.9 - 27m.

Ore zone **Promezhutochnaya:** On the surface, in a 330m long test open pit, two ore columns of sizes 100 x 4.5m and 28 x 4.7m have been exposed, with maximum gold grades up to 100 - 198.2 g/t and visible coarse gold. As in the Bakhmut zone, they are confined to the 'knots' where short apophyses join the main zone. They have been explored to depth on a 20 x 20m grid. Maximum average gold grade in the whole section of the ore column ranges up to 9.2 g/t. At a depth of 240-250m in the last hole gold grade is 7.1g/t over a thickness of 11.0m. The ore columns in this zone have not yet been separately outlined and estimated yet. This work will be undertaken in May 2007. However, identification of the ore columns has increased overall gold grade in the zone by 0.2g/t.

Ore zone **Yuzhnaya:** This ore zone has been explored at surface in two shallow pits 160 and 200m long. Continuous channel sampling from these pits was done at spacings of 8-10m. From this it has been possible to delineate the surface position of ore columns and delineate their dimensions. In the northern part of this zone, at the change in direction, is an enriched streak. Its length is 75m, average thickness 3.8m. Average gold grade is 8.0g/t. In the central part of the ore zone there is an area of 30.0m x 9.8m with average gold grade of 9.1g/t. At a depth of 220m in one drill hole average gold grade is 116g/t over an interval of 8.2m and maximum gold grade in one sample is 914.0 g/t.

In the rest of the ore zones (Andreevskaya, Zvezdochka, Zapadnaya, Apophysis No.3) ore columns have been intersected for the present in one or two sections and definition of ore columns at this stage is premature.

Ore zones

Ore zone **Andreevskaya:** To the present time, this zone has been explored along a length of 450m in 9 trenches at intervals of 25 to 90m and 14 drill holes on a 60-80m x 40m grid, to a depth of 90m. The zone consists of an outcropping zone of argillisation and streaky to stockwork silicification with a thickness of 2.8 to 19.3m. Within its boundaries in the ore section, the gold grade varies between 0.9g/t and 368.4g/t. Maximum grades (up to 1225.0g/t) have been found in the centre of the zone and it is possible that they are related to an ore column. We predicted an ore column in exactly that location.

The ore zone is open in all directions, including at depth. At the western end, the zone curves and extends southward parallel to the Yuzhnaya zone. 135m to the south the zone was intersected by trench No.1073.

The dip of the ore zone is steep (62°-75°) to the south, i.e. the reverse direction to the dip of zones Bakhmut and Promezhutochnaya. Along with gold in the ore, silver at grades up to 845.5g/t has been found in places.
Metallurgical sampling in this zone is now almost completed and exploration drilling to deeper levels continues; also trench exploration is continuing.

Ore zone **Zvezdochka:** Mineralisation has been traced along strike for 300m in trenches and 6 drill holes. Gold grade ranges from 0.8 to 1.6g/t over a thickness of 8.6-15.1m and only in three separate sections gold grade is 4.1g/t over a 4.2m interval; 9.1g/t over a 1.8m interval; and 12.1g/t over a 2.0m interval. It is envisaged that these are linked with two possible ore columns. Assay data have not all been received yet. After receiving the full data, a decision will be taken about continuation of work here.

Ore zone **Zapadnaya:** To confirm at depth an ore column discovered here (4.0g/t over 3.4m thickness) 4 holes have been drilled. Assay data are not yet available.

Apophysis No.3: 6 holes were drilled here to confirm at depth the discovered ore columns (14.2g/t over 2.2m; 16.6g/t over 3.0m). Most assay data are not yet available. The southern ore column has been partly intersected by shallow test pit No.5. Its parameters are length:15m, thickness 2.7m; grade 5.65g/t.

Ore zone **Vostochnaya:** Because of difficult operating conditions which prevented trenching and deep drilling, it has not yet been possible to determine the presence of economic mineralisation. Gold grades (up to 1.0-1.8g/t)are not identified with any defined ore bodies. Work here will continue during the winter.

Ore zone **Geofizicheskaya:** Special work on evaluation was not carried out, but incidentally while exploring the Bakhmut ore column, it has been confirmed. Gold grades in the range of 0.8-1.5g/t over thicknesses of 4.4m to 12.5m have been found.

Metallurgical properties of the ore

In 2006 technological mapping was undertaken, allowing classification of the technological [metallurgical] ore types and definition of the principal methods of ore processing. Ore in the deposit is of gold-quartz, low-sulphide type and is generally low-grade. Within this, two metallurgical types are apparent: oxidised (30% of resources), mixed (25% of resources), primary (45% of resources).

For production of oxidised low-grade ore, the most efficient method is straight sorptive cyanidation (gold recovery 87-92%) and heap leaching (gold recovery 70-80%). For primary ore the flotational method would allow recovery of 86-94% of gold into concentrate with less than 0.3g/t in tailings. Metallurgical studies of the ore are continuing.

Estimation of reliability of geological exploration

On the Pioneer deposit, pilot-scale mining is continuing out for the third year. Pilot-scale open-pits are being excavated, and one of the purposes of this is confirmation of the results of geological exploration. In Bakhmut zone an open pit 40m deep has been excavated; in Promezhutochnaya zone 15m deep, and in Yuzhnaya zone 10m deep. Mining of the ore is preceded by bench (height 5m) detailed exploration. On each bench every 8-10m are taken continuous channel samples and on a 7x7m grid, blast-hole cuttings are sampled.

The results of this work have fully confirmed the exploration estimates. In the Bakhmut zone in 2006, 5 geological resource blocks of category C2, including two of high-grade ore, have been brought into production. 84,500t of ore with average gold garde 5.2g/t was mined. In the open pit on Promezhutochnaya zone, 53,900t ore of gold grade 1.7g/t was mined from three blocks. In the Yuzhnaya zone open pit, 21,200t ore at grade 1.8g/t was mined from two blocks.

By this means, it is seen that run-of-mine ore grade is significantly higher (1.03-1.3 times) than is indicated in Table 1. Therefore, the reliability of explored resource estimates is high.

From the whole volume of ore mined from these open pits, a representative 200t of semi-economic sample was prepared for metallurgical study.

A summary of resources and reserves, calculated on a cutoff grade of 0.6g/t, is presented in Table 2.

3. MALOMIR DEPOSIT AND ITS FLANKS

To the present time, gold mineralisation has been established on an area of 7.0 x 2.5km.

In order to start mining in this area as soon as possible, it is divided into three deposits:

- Malomirskoye, located on the left bank of the Malomir stream. The deposit comprises Diagonalnaya zone and numerous apophyses, with branches (Severnaya zone, ore bodies 2,3,4, etc)
- Ozhidaemoye, located on the right bank of the Malomir stream, on a north-eastern extension of the Diagonalnaya zone
- Quartzitovoye, located on the right bank of the Malomir stream, opposite the Malomirskoye deposit.

Exploration of their resources and GKZ approval is planned to be carried out consecutively , in accordance with time limits in the licence (before 15/4/2009). Preliminary estimation of reserves and resources to 1/2/2007 is presented in Table 2.

<u>**Malomirskoye deposit:**</u> On the whole area of the deposit (4.3x1.5km) exploration has been carried out and partial evaluation has been completed. The south-western part of the deposit was explored by trenching and drilling on a 640-160 x 320-160m grid (category P1), and the north-east half of the deposit was estimated on intervals of 160-80 x 40m (category C2). To the present time 201 ore sections of the deposit have been included in the estimation of resources and reserves. Because of the sparse grid of vertical holes, the steeply dipping (and higher grade) ore bodies and zones (Severnaya) have not yet been correlated or estimated. In the attached table data for them are not included, although in trenches which intersected these ore structures the gold grade ranges up to 3.45g/t over an interval of 4.1m. PHM's predecessors linked these structures to gently sloping structures. For the same reason, richer (4.0-32.0g/t) gold grades in ore columns have not been separately estimated or delineated.

Ore bodies in the deposit consist, in general, of gently dipping (15°-35°) mineralised crush zones with thin streaky to reticular silicification (5-10%) and sulphide mineralisation (1-5%). They occur among black slates including horizons of metasomatic quartzite. With a cutoff grade of 0.8g/t, the thickness of dipping ore bodies ranges from 5.8m to 103.0m, and on average is 11.5m; gold grade in the ore section from 1.0g/t to 4.5g/t with an average of 1.6g/t. Thicknesses of ore bodies and gold grades in the north-eastern part of the main Diagonalnaya zone are 1.7 and 1.2

times greater than in the south-west. The explored lengths of ore bodies are from 300m to 4000m.

According to available assay data, in the north-eastern part of the deposit it is possible to define four enriched areas (geological resource blocks) which appear to be associated with ore columns. In these, the average gold grade is in the range 2.3g/t over a 50.9m interval to 3.45g/t over a 4.1m interval. As a total proportion of reserves of category C2 they contribute up to 19%.

In the absence of many of the assay results (more than 22,000 samples) all the estimates are preliminary. Because of temporary variation in estimation within one month, variation in reserve estimates in the current version sometimes reaches 25%. On that basis it is proposed that before starting preparation of materials for definition of [mining] conditions to use the predecessors' figures of calculated reserves and resources, carried out for evaluation of the deposit. These were included in our report for 2005 (Table 3).

Study of technological [metallurgical] and hydrogeological properties of the deposit has started. For technological mapping of the deposit 391 special group samples were taken for phase analysis. For technological study 6 samples of weights from 139 to 2080kg were taken from different ore bodies. According to preliminary data for the main part of the ore (more than 90%) the most effective processing method is by gravitation-flotation. Gold recovery by the gravitational methods is 49-65%; by the combined method 85.6%. In this process, waste tailings with gold grade of 0.3g/t are generated.

On 1/8/2006 a computer model of the deposit was created using Micromine. At a natural cutoff of 0.3g/t, gold resources are 104.5t with average grade 0.84g/t. At a cutoff grade of 0.8g/t, gold resources are 62.8t with average gold grade 1.22g/t. At a cutoff grade of 1.2g/t, resources are 29.7t with average grade of 1.73g/t.

Manual calculation, done 5 months later than the computer modelling, is significantly different. This difference is explained not only by the larger database included in the hand calculation but also by inclusion in the computer calculation of a large volume of waste rock (dilution). the latter is typical for all deposits where comparisons were made between hand calculation and Micromine computer modelling. As a rule, the total quantities of gold resources are comparable but their grade by hand calculation is 0.3 to 0.7g/t higher than by computer model. Here, at a cutoff grade of 0.8g/t we have a difference in estimated grades of +0.4g/t.

In 2007 it is planned to complete exploration on the deposit and start preparation of materials for the TEO [feasibility study] to obtain the definitive mining conditions. For this purpose, the exploration grid will be brought down to 80-40 x 40-20m which should allow the evaluation of about 50% of reserves in category C1. Besides this, hydrogeological, technological, and geotechnical studies and topographic survey should be completed within that time and exploration for building materials should also have started.

Ozhidaemoye deposit: within its area (2.5 x 1.3km) trenching and drilling on a 320x160-80m grid has been done. According to incomplete assay data (less than 50%) on 19 ore sections, mineralisation is open to the north-east. In some ore sections there is no assay data yet. There are seven sub-parallel ore bodies which have been identified here, similar to Diagonalnaya ore zone in the Malomir deposit. Thickness is 4.0 - 11.9m, average gold grade 1.1-2.3g/t, length of individual ore bodies from 200 to 1200m. Work here will be continued later (in lowest priority).

Quartzitovoye deposit: In this area (3.5 x 2.0km) trenching and drilling has been done on a 160-200 x 60-100m grid. As a result of this work, the view of the geology of this deposit has changed. Here, in general, granitised metasomatite comprising a layer 80-90m thick, is ore-bearing. Orientation of the layer is east-west, and concordant with the enclosing slates. In the process of folding it formed an asymmetric anticline with amplitude of 1.3km. From available assay data (less than 50%) gold mineralisation is mainly in the granitised metasomatite, which contains (up to 3-4%) irregular pyrite dissemination and less commonly spicules of arsenopyrite. In crushed samples of this rock (within the ore intervals) visible gold (0.1-0.2mm) has been noted.

At a cutoff grade of 0.8g/t 20 ore intervals have been identified here but because of lack of assay data it is not possible to correlate them into defined ore bodies. Typical gold grade in these intervals is 0.9-3.9g/t over a 1.0-26.0m thickness. At a natural cutoff grade (0.3g/t) there are significantly more such intervals. However they do not form the unbroken mineralisation in the metasomatite which we talked about in the previous report referring to results of the predecessors. The thickness of barren intervals reaches 35-60m, and of ore intervals 31.9-57.0m; the ore content coefficient of metasomatite is 0.5.
Within the boundaries of the ore deposit previously defined here there are two ore profiles in trenches (1.8g/t over 2.0m thickness and 3.9g/t over 14.9m thickness) and one profile in a drillhole (3.7g/t over 5.0m intersection). Hence the mineralisation of the Quartzite ore occurrence was confirmed and a number of additional ore bodies worthy of future study have been identified.

In 2007 it is planned to complete the assaying of all samples and study two metallurgical samples of 300kg each.

4. VOROSHILOVSKOYE

In 2006, exploration and evaluation work have been completed in this area. 4 ore zones within the boundaries of the old, previously worked deposit, and one zone on its north-western flank have been identified.

Ore zone Maiskaya: This zone has been identified on the north-western end of the Voroshilovskoye deposit. It was intersected by 3 drill holes, and it is presumed to dip steeply (more than 60°). Gold grade ranges from 4.6g/t over an 11.3m interval to 7.5g/t over an 18.5m interval. The zone consists of intensively sulphidised (up to 20%) crushed quartzite. From geophysical data the length of the zone is 400m.

Ore zone Yubileinaya: This zone occurs on the south-eastern end of Voroshilovskoye deposit. The zone has been intersected with one trench, one shallow open test pit, and one drill hole. Average gold grade in this zone is 5.0g/t over an interval of 4.2m. This is a gently dipping (15°-20°) zone of crushing and sulphidisation (up to 10%) occurring within metasomatic quartzite. From geophysical data the length of this zone is 600m.

The remaining three zones are small: thickness 0.7-1.1m, length 80-140m, gold grade 3.5-20.8g/t.

In 2007 it is planned to write a report on the completed work and to submit a P_1 resource estimate for TKZ approval.

5. TOKUR

In 2006, trenching has been done beyond the boundaries of the Glavniy fault. From partial assay data received (50%), ore mineralisation of economic importance has not been identified. Mineralised tectonic crush zones have grades no higher than 1.0-1.6g/t over 1.0-2.0m thickness. All information materials including underground exploration for the Glavniy fault zone in the Tokur deposit are being processed. By the end of 2007 it is envisaged that a report on reserves calculation will be written. In the Ekimchanskaya area trenching is continuing this year.

6. IZVESTKOVAYA SOPKA

Field work has been carried out in this area in 2006. Three types of mineralisation have been identified: quartzite metasomatite, epidote skarns, and magnetite-pyrrhotite skarns.

Quartzitic metasomatite bodies are up to 2m thick and up to 200m long, with gold grade up to 13.8g/t.
The epidote skarn is 16.5m thick, 74m in length and average grade 14.1g/t. maximum gold grade is 322.0g/t. The body has been traced to a depth of 11m.

Magnetite-pyrrhotite skarn forms a body 19.1m x 120m in size and the gold grade is 1.0g/t.

All identified bodies represent the remnants of eroded ore bodies forming very rich placers in the area.

7. GAR II

In 2006 work was started to confirm geological structures identified by aerogeophysical surveys, through trenching and shallow mapping drillholes. In the process of this confirmation work, serpentinised ultrabasic rock was intersected. Within this rock, at surface, fragments of chromite nodules 15cm in size have been found. In the process of microscopic study of these, grains of gold and PGM were found. Exploration for the original source of this ore is continuing.

Among greenstone altered Lower Proterozoic sedimentary-volcanic rocks, zones of streaky silicification and pyritisation have been found. The width of these zones is 10-300m and length up to 1.0-1.5km. According to partial assay data from two drill holes 20m apart, gold grades are 1.1 to 1.3g/t. Work is continuing here during the winter.

8. ADAMIKHA

In the process of confirmation of aerogeophysical anomalies, possible sources of placer gold have been identified in this area. At present these are considered as promising targets for hard rock gold exploration. They are thick (more than 20m) bodies of metasomatic breccias in the valley of the Adamikha river and a zone of argillisation with galena on the Otporni stream. In the Galenitovoye ore occurrence there are areas of alunite and secondary quartzite; zones of silicification, kaolinisation, and pyritisation in quartzites and volcanics. From a few samples taken from these areas, gold has been recorded in crushed samples in the form of individual indications. In fire assay the gold content is defined as less than 0.2-0.4g/t. Along with the gold, pyrite, pyrrhotite, native copper, and galena are present. Work on this area continues during the winter.

9. ALBYN AREA

Exploration started here in 2006. During previous work [by predecessors], gold-bearing quartz-albite rocks, occurring in dipping (15°-30°) thrust slices, were identified within Palaeozoic black slate and green slate sequences. The traced length of such zones is 2.5km. According to geophysical data, these zones extend for 6km. Thickness of the zones is 2.2-7.6m, and gold grade 2.3-11.4g/t.

In the allochthon of these thrusts is the well-known Kharginskoye quartz-vein deposit. It was in production until 1955. Here 6.8t of gold and 5.7t scheelite were mined. Quartz veins with gold grade 8.5-26.9g/t over a 0.1-1.3m thickness have not been completely worked out. The geologists' opinion is that about 12t gold still remains in the veins.

Work will continue here in 2007.

10. ODOLGO

In 2006, evaluation of this area was completed. A small deposit has been established, of geological complexity group IV, and classified as a diaphthoretic [reverse metamorphic] formation. By virtue of the coarse gold (up to 5mm) the ore could be concentrated very well using the gravitational method. Gold recovery is 80%. At an average grade of 4.14g/t, the thickness of the ore bodies ranges from 1.6m to 8.9m, and length 60m to 200m.

In 2007, pilot-scale pit development will be started here. This development should allow the refinement of knowledge of the ore body properties, for approval of the reserves by the end of the year.

11. BRYANTINSKAYA AREA

In 2006 exploration work was carried out in this area. Four ore occurrences have been identified. Two of these, the most promising, were intersected with separate trenches.

On ore occurrence Solnechnoye, in liparites, a thick (>200m) quartz stockwork zone has been identified. Gold grade in separate samples is no higher than 1.4 to 1.9g/t over 1m interval.

In the ore occurrence Salakit, in an inclined section, a zone of silicification, carbonatisation, and brecciation with gold grade 2.1g/t over 30.0m thickness has been discovered. The orientation of the ore body has not been determined.

In 2007 a report will be written on the results of this work.

12. TALIKITSKAYA AREA (BURYATIA)

The exploration area is underlain by Lower Palaeozoic terrigenous, carbonate, volcano-sedimentary, and volcanic rocks, cut by numerous intrusions of acid, intermediate, and basic composition. This area is characterised by universal gold enrichment of all alluvial Neogene to

Quaternary sediments. There are known here 36 gold occurrences in quartz veins (up to 239g/t) and 9 polymetallic ore occurrences not yet studied for possible gold. The exploration area is located within the Kudur-Talikitsky gold ore zone.

In 2006 review work took place on the Bira ore occurrence. Along with quartz veins, (thickness up to 1m, gold grade 27.3g/t) thick (up to 200m) zones of silicification, carbonatisation, chloritisation, and sulphidisation have been discovered. The length, traced by geological traverses, is 1.5km. There are no assay data yet.

On the previously discovered Talikitskoye ore occurrence, geochemical and geophysical work on an area of 12km^2 has been done. As a result of this work, two zones of beresitisation with streaky silicification and sulphidisation (up to 5%) have been identified. Their lengths are 3.0 and 6.0km, widths 100-300m. For confirmation, two trenches were dug. According to partial assay data received, gold grade in the beresite reaches 1.2g/t, 4.4g/t, and 15.0g/t. Predecessors here found gold grades up to 90.2g/t.

Work will continue here in summer 2007.

13. NOVOGODNEE MONTO

In 2006, preparation of permanent exploitation conditions for open pit mining on this deposit was completed. Useful components in the conditions were accepted: gold ore itself (at cutoff grade 0.7g/t); gold-magnetite ores (at magnetite iron cutoff of 10%); building stone [aggregate]. Taking this into consideration in the open pit model, the following ores were included:

- magnetite ore 4,941,300t with magnetite iron content 42.64% and gold 1.02g/t (5454.4kg)
- gold-sulphide-quartz ore 344,200t with gold grade 3.1g/t (1068.1kg)
- high-quality building stone 15,204,000m3

Only 80% of explored reserves of magnetite ore and 58% of the gold-pyrite-sulphide ore was included in the pit designed according to the conditions allowing profitable mining of the deposit. These parameters could be altered at the stage of detailed mine planning.

In 2007 it is envisaged that the conditions should be approved by TKZ and following this, the reserves should also be approved.

14. TOUPUGOL-KHANMEISHORSKAYA AREA

In 2006, exploration and evaluation of this area have continued. Major work has been done on the Petropavlovskoye ore occurrence, and significantly less work in the areas Severozapadniy, Karyerniy, and Structurniy.

Petropavlovskoye ore occurrence has been explored by drilling along 2.7km strike length on a 40-20 x 40-20m grid and an 80 x 80-160m grid. The explored depth is 150-320m and in one drill hole mineralisation was traced to a depth of 627m. Mineralisation is hosted by thick (up to 150-300m) zones of beresite-like metasomatite with pyrite, chalcopyrite, galena (up to 10-15%). These zones are intersected by transverse steeply dipping quartz veins 0.5-12.0m thick. Gold grade in the metasomatite is 0.5-2.5g/t, in the veins more often 6.5-12.0g/t and very rarely reaching 69.6-94.0g/t. ; and in a deep drill hole at 234m depth, 430g/t over a 0.5m interval.

In the margins of these veins gold grade is 2.0-3.5g/t over 5.0-7.0m thickness. As a rule, the extent of these veins is limited to the thickness of the metasomatic zone, that is 150-300m, but on the southern flank of Petropavlovskoye deposit such transverse ore structures have already been traced for 600m and 2km more is predicted. These transverse structures occur at intervals of 30-40m.

Technological [metallurgical] study of two laboratory samples has been partially done. Preliminary flotation with sorptive cyanidation of the flotation concentrate is recommended. This yields a gold recovery of 82% and silver 61.5%.

On other exploration areas of this licence positive results have also been obtained.

On the Severo-zapadniy area (4.7km^2)separate sparse drilling intersected magnetite ore with gold grade 2.3 - 22.8g/t. In 2006, a detailed geophysical survey was carried out here.

On the Karyerniy area, it is envisaged that transverse east-west ore structures extending from Petropavlovskoye will be studied. Separate drill holes intersected gold mineralisation with grade 1.0 to 12.4g/t over 2.0-6.0m intervals.
On the Structurniy area, adjacent to (on the east of) the Novogodnee Monto deposit, contrasting geophysical anomalies were found, which will need ground exploration to confirm.

In 2007 it is planned mainly to complete evaluation of the Petropavlovskoye deposit. The results of this evaluation will be taken as a basis for TEO [feasibility study] for temporary conditions to be sent for approval to GKZ at the end of the year.

15. OZERNO-PYATIRECHENSKAYA AREA

In this area (22 x 70 km) re occurrences of copper, iron, gold, PGM, and molybdenum are known. In 2006, exploration was carried out in three areas: Ozerniy, Rudniye Gorki-3, and Manyukuyu.

Ore occurrence Ozernoye is located within a layered ultrabasic body with a sequence of dunite, wehrlite, clinopyroxenite, and gabbro-norite layers. There are three zones of disseminated sulphide-magnetite (titanomagnetite) ores. Their length is from 1600m to 2500m, thickness up to 22.0m. The content of sulphides (chalcopyrite, bornite, cubanite, chalcocite, pyrite) reaches 3-4%, disseminated titanomagnetite 7-10%. Furthermore, there are also free gold and tellurides, arsenides and bismuthides of palladium and platinum. Gold grades mainly vary within 0.1-0.4g/t, rarely 1.0-2.1g/t; platinum 0.07-0.3g/t and rarely 0.7-1.6g/t; palladium 0.1-0.7g/t, rarely 1.0-3.66g/t; silver 1.0-6.0g/t. Besides these, there is constant presence of copper (0.1-2.5%), nickel (0.01-0.3%), cobalt (0.1-0.8%), and iron (10.0-32.0%).

In a few profiles of 2.5m - 9.0m - 25.5m thickness ore zone properties have been calculated. Average grade of precious metals (Pd+Pt+Au) is 1.24-2.46g/t, copper 0.44-0.52%, nickel 0.18-0.25%, cobalt 0.13-0.17%.

From such parameters this could be a large polymetallic deposit. Work will continue in summer 2007.

Ore occurrences **Rudniye Gorki-3** and **Manyukuyu** were explored in 2006 by geological traverses and geochemical and geophysical surveys.

Ore occurrence Rudniye Gorki-3 has been known since 1970 for its epidote-magnetite skarns. It forms two ore bodies of 7-30m thickness and 135-150m length. The dip is 30°-40°. Ore consists of massive magnetite and magnetite skarns with overlying disseminated sulphide mineralisation (chalcopyrite and pyrite). It contains: FeO 17.27-31.78%; Fe_2O_3 40.97-58.05%; copper 0.02-2.84%; gold up to 5.0g/t. In a sulphide concentrate there is also 71.8g/t rhenium.

Work carried out has confirmed the copper (more than 1.0%) and gold (0.5-6.4g/t) in this ore. Additionally, 8 metasomatic skarn zones 80-100m wide and 1200m long have been identified. There is no assay data yet.

Ore occurrence Manyukuyu is located 16km south-west of the previous area. It has been known since early last century as a copper-polymetallic deposit with lead and zinc. 147,300t copper, 76,000t zinc, and 5,000t lead have been estimated. According to existing separate samples, copper grade reaches 0.3-0.9%, gold 0.2-2.5g/t, silver to 42g/t. In fragments of sulphidised (10-15%) secondary quartzite collected in 2006, gold grade is 0.5 - 8.9g/t. It is planned to continue exploration work here.

16. YARSHOR-LAPTAYEGA AREA

This area is confined to a tectonic zone of thin flaky thrusts in Ordovician and Lower Proterozoic rocks. The length of the zone is more than 30km. Previous study has identified thick (up to 500m) and long sections of quartz-sericite metasomatite with streaky and disseminated sulphide mineralisation. Gold grade in these formations was up to 1.99g/t. Microscopic studies showed the presence of PGMs.

In 2006, on a sparse grid with spacings 500-1000m this structure was cut by trenches and lines of shallow mapping drill holes. These intersected zones of beresite-like alteration of black slates 50-130m in width. In these intervals sulphide content ranges from 2-3% to 25%. This is pyrite, chalcopyrite, pyrrhotite, and galena. From partial assay data received, gold grade is no higher than 0.8g/t.

Work is planned to continue here in 2007.

Besides these, investigations of other areas (Sibileiskaya) have been carried out. Assay data so far received do not yet confirm its prospectivity.

Table 1.

Property **PIONEER**
Date **01.01.07**

Signed-off by **N.G. Vlasov**
Date **01.02.07**

Ore zone	C_2			P_1			P_2			P_3		
	Au, kg	Ore, '000t	Au, g/t	Au, kg	Ore, '000t	Au, g/t	Au, kg	Ore, '000t	Au, g/t	Au, kg	Ore, '000t	Au, g/t
BAKHMUT	22297	16608	1,3	6300	1160	5,4	3000	3000	1,0	-	-	-
inc. 1 ore column	6315	1170	5,4	6300	1160	5,4	-	-	-	-	-	-
PROMEZHUTOCHNAYA	11540	6985	1,65	3850	2750	1,4	-	-	-	-	-	-
inc. 2 ore columns	1882	363	5,2	500	96	5,2	-	-	-	-	-	-
YUZHNAYA	62300	45480	1,4	13110	10900	1,2	-	-	-	-	-	-
inc. 2 ore columns	2650	314	8,4	880	100	8,4	-	-	-	-	-	-
ANDREEVSKAYA	17848	543	32,8	8900	600	15,0	-	-	-	10000	5500	1,8
ZVEZDOCHKA	-	-	-	3600	3000	1,2	8600	7200	1,2	-	-	-
Other ore zones	-	-	-	5755	4000	1,4	31300	23800	1,3	110000	85000	1,3
TOTALS:	113985	69616	1,6	41515	22410	1,8	42900	34000	1,3	120000	90500	1,3

Table 2.

N.G.Vlasov
14.02.07

Property **MALOMIR AND FLANKS**
Date 10.02.07

Deposit	C_2			P_1			P_2			P_3		
	Au, kg	Ore, '000t	Au, g/t	Au, kg	Ore, '000t	Au, g/t	Au, kg	Ore, '000t	Au, g/t	Au, kg	Ore, '000t	Au, g/t
Malomir*	45694***	26448	1,7	63781	42529	1,5	10000	5000	2,0	12000	8000	1,4
Ozhidaemoye*	-	-	-	12268	8685	1,4	10000	7700	1,3	60000	46000	1,3
Quartzite**	2400	1000	2,4	14600	7300	2,0	15000	10000	1,5	268000	383000	0,7
Totals:	48094	27448	1,8	90649	58514	1,5	35000	22700	1,5	300000	437000	0,7

Notes:
* The previous report reflected the results of predecessors in 1980-91. All computations then used a cutoff grade of 1.0g/t.;
** gold mineralisation not only in granitised metasomatites (beresites?) but also in interbedded slates;
*** excluding from the calculation any consideration of steep-dipping ore bodies: these are now reflected in the P2 figures.

Date **01.01.06 (from 2005 report)**

N.G.Vlasov
01.02.07

Deposit or type of mineralisation	C_2			P_1			P_2			P_3		
	Au, kg	Ore, '000t	Au, g/t	Au, kg	Ore, '000t	Au, g/t	Au, kg	Ore, '000t	Au, g/t	Au, kg	Ore, '000t	Au, g/t
Malomir	45 100	22 550	2,0	120 000	60 000	2,0	10 000	5 000	2,0	90 000	45 000	
Mineralised beresitised granitoids	2 400	1 000	2,4	12 800	5 300	2,4	15 000	18 700	0,8	369800	437300	0,8
Totals:	47 500	23 550	2,0	132 800	65 300	2,0	25 000	23 700	1,0	459800	482300	0,95

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

23 of April 2007

Preliminary results for the year ended 31 December 2006

Peter Hambro Mining PLC ("PHM" or, together with its subsidiaries, the "Group") announces its preliminary results for the year ended 31 December 2006.

Financial Highlights:

US$ '000	2006	2005	change
Turnover (inc. Share of Joint Ventures)	177,034	114,579	55%
Operating Profit	49,249	17,490	182%
Retained Profit for the Year	30,556	13,255	131%
Earnings per Ordinary Share (US$)	0.38	0.17	124%
Shareholders' Funds	302,449	239,925	26%
Net Cash Pre Leasing / Sale & Lease Back	(75,274)	10,440	-821%

Operating Highlights	2006	2005	change
*Total Attributable Gold Production (oz)	261,000	249,000	5%
Pokrovskiy GIS Cash Operating Costs (US$/oz)	133.7	125.4	7%
Pokrovskiy GIS Total Production Cost (US$/oz)	238.5	229.7	4%

** Production from Pokrovskiy was revised upwards by 500oz in comparison with the numbers published in our Trading Statement dated 22 of January 2007. This revision was the result of new data received since the Trading Statement.*

Operational Highlights:

Pokrovskiy

- Pokrovskiy production increased by 11% and remained the Group's primary focus as the stable producer of cash-flow and as a solid base for the Group's expansion.
- Pokrovskiy GIS Total Production Costs increased by 4% against a 14% increase in diesel fuel prices, an 8% increase in electricity prices and up to 9% increase in prices for reagents and consumables.
- Control over unit costs at Pokrovskiy was assisted by the increase in the Pokrovskiy plant's capacity and technological innovations made to the cyanidation circuit, as well as improved recovery rates from heap leach operations.

Pioneer

- A decision was taken to create a stand alone resin in pulp plant and heap leach processing facilities at Pioneer instead of trucking ore to Pokrovskiy. First production from Pioneer is expected at the end of 2007 and the modular expansion of the processing plant has a planned production level of 400,000oz/yr.
- Capital costs are expected to be in the order of US$87 million for the first phase of the development which is planned to process oxidised ore and between 2010 and 2013, when primary ore treatment starts, it is estimated that an additional US$53 million will be spent. Cash costs per tonne are expected to be similar to those at Pokrovskiy.

- Continued exploration success at new areas of Pioneer. An example of this is the Andreevskaya ore body which, along with more than 20 high-grade areas, had been predicted by the Group's geotechnical studies. So far Andreevskaya has an average grade of 32.8g/t for 450 metres in length, 6 metres in width and to a depth of 90 metres and is open in all directions. Confirmation of the existence of additional high grade ore was instrumental in the decision to modify the original production plan.

Malomir

- Exploration at Malomir exceeded quantitative expectations and has resulted in a requirement for a more extensive exploration programme. A detailed feasibility study for Malomir, on a similar basis to that produced for Pioneer, is being developed and is intended to be released before the end of 2007.

Yamal

- The economic study to define production reserves at Novogodnee Monto has been confirmed by the Russian State Commission on Reserves (GKZ) and, with the Petropavlovskoye exploration programme near completion, a project to develop both mines simultaneously is under way.

Irgiredmet

- It is planned that Irgiredmet, the Irkutsk based research and scientific consulting company, c.98% of which has now been acquired by PHM, intends to increase in-house technical capability to keep pace with the growing demands of exploration and development efforts.

Rosprirodnadzor

- Following Rosprirodnadzor's request to inspect certain of PHM's licences, the inspections have now taken place and no material breaches of licence terms were identified.

2007 production forecast

- The Group expects total attributable production for 2007 to be c.283,000oz.

Chairman's Statement: -

"Once again I am pleased to confirm that the year under review has been yet another one of steady development progress for the Group and I am happy to be reporting a 182% increase in operating profit. Planned growth in existing projects, success in cost control, favourable movements in exchange rates and an improved gold sales price have been the principal contributory factors to this increase.

"I believe that Peter Hambro Mining is continuing to make good progress on its development projects with the first of these, Pioneer, expected to commence production in 2007. In addition to the reserves previously identified at Pioneer, the project is expected to process the recently discovered Andreevskaya high grade ore which is an exciting supplement to its world class assets.

"The success of the Group in more than doubling retained profit and reaching significant development milestones this year is testament to the outstanding work of our management and operational team."

Enquiries:

Alya Samokhvalova or Marianna Adams	+44 (0) 207 201 8900
Peter Hambro Mining Plc	www.peterhambro.com
Tom Randell or Maria Suleymanova	+44 (0) 207 653 6620

Merlin

Patrick Magee +44 (0) 207 155 4525
JP Morgan Cazenove

Robert Finlay
Canaccord Adams +44(0) 207 050 6500

In these preliminary results we present financial items such as "cash operating costs", "total cash costs" and "total production costs" that have been determined using industry standards as per the Gold Institute and are not measures under generally accepted accounting principles in the United Kingdom ("UK GAAP"). An investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with UK GAAP either in this document or in any document incorporated by reference herein.

While the Gold Institute has provided definitions for the calculation of "cash operating costs", "total cash costs" and "total production costs", the definitions of certain non-GAAP financial measures included herein may vary significantly from those of other gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine's performance because they provide a very useful indication of a mine's profitability, efficiency and cash flows. They also show the trend in costs as the mine matures over time and on a consistent basis. These costs can also be used as a benchmark of performance to allow for comparison against other mines of other gold mining companies.

Consolidated Profit and Loss Account for the year ended 31 December 2006
(expressed in US $'000s)

	2006 $'000	2005 $'000
Turnover: Group and share of joint ventures	**177,034**	**114,579**
Less: share of joint ventures' turnover	(19,227)	(23,330)
Group turnover	**157,807**	**91,249**
Net operating expenses	(108,558)	(73,759)
Operating profit	**49,249**	**17,490**
Profit on disposals of interest in businesses	-	3,822
Loss on disposals of interest in joint venture	-	(413)
Share of operating profit in joint ventures	1,591	2,324
Amortisation of goodwill in joint ventures	(1,111)	(1,046)
Profit on ordinary activities before interest and other income	**49,729**	**22,177**
Interest payable and similar charges	(12,333)	(5,953)
Interest receivable and other income	7,696	3,807
Profit on ordinary activities before taxation		
Group	44,938	19,194
Joint ventures	154	837
	45,092	**20,031**
Taxation on profit on ordinary activities	(13,735)	(6,032)
Profit on ordinary activities after taxation		
Group	31,699	13,985
Joint ventures	(342)	14
	31,357	**13,999**
Minority interests		
Group	(419)	(527)
Joint ventures	(382)	(217)
Profit retained for the year	**30,556**	**13,255**
Earnings per ordinary share	$0.38	$0.17
Diluted earnings per ordinary share	$0.38	$0.17

Consolidated Balance Sheet
for the year ended 31 December 2006
(expressed in US $'000s)

	2006 $'000	2005 $'000
Fixed assets		
Intangible assets		
Goodwill	5,439	(176)
Other intangible assets	115,845	102,231
Capitalised exploration and development expenditure	67,375	30,555
Tangible assets		
Property, plant and equipment	137,197	74,959
Investments	1,022	448
Investments in joint ventures:		
Goodwill	665	1,467
Share of gross assets	21,611	17,313
Share of gross liabilities	(12,398)	(8,171)
	336,756	**218,626**
Current assets		
Stock and work in progress	34,122	23,521
Debtors	47,323	31,273
Securities held for trading	13,937	-
Cash at bank and in hand	62,466	144,534
	157,848	**199,328**
Creditors, amounts falling due within one year	(38,829)	(18,909)
Net current assets	**119,019**	**180,419**
Total assets less current liabilities	**455,775**	**399,045**
Creditors, amounts falling due after one year		
Long-term borrowings	-	(2,250)
Guaranteed Convertible Bonds	(134,740)	(133,920)
	(134,740)	**(136,170)**
Provisions	(4,746)	(18,426)
Net assets	**316,289**	**244,449**
Capital and reserves		
Equity shareholders' funds	302,449	239,925
Minority interest	13,840	4,524
	316,289	**244,449**

Consolidated Statement of Cash Flow for the year ended 31 December 2006
(expressed in US $'000s)

	2006 $'000	2005 $'000
Net cash inflow from operating activities	50,249	15,719
Returns on investments and servicing of finance		
Interest received	7,209	1,971
Interest paid	(10,922)	(1,292)
Interest element of finance leases	(13)	(81)
Dividends paid to minority shareholders	-	(4,901)
Net cash outflow from returns on investments and servicing of finance	(3,726)	(4,303)
Taxation paid	(9,416)	(3,401)
Capital expenditure and financial investment		
Purchase of tangible assets	(31,155)	(20,919)
Expenditure on research/development and mineral properties	(37,392)	(19,610)
Reimbursement of research/development and mineral properties	645	-
Other investments	3,463	(422)
Proceeds on disposal of tangible assets	761	86
Loans granted	(3,774)	(4,011)
Loans repayments	667	18,055
Net cash outflow on capital expenditure and financial investment	(66,785)	(26,821)
Acquisitions and disposals		
Purchase of subsidiary undertakings	(41,690)	(11,652)
Cash acquired with subsidiaries	3,107	814
Proceeds from sales of subsidiary undertakings	4	-
Payments to RBS holders	(15,000)	-
Net cash outflow on acquisitions and disposals	(53,579)	(10,838)
Cash outflow before use of liquid resources and financing	(83,257)	(29,644)
Management of liquid resources		
Purchase of securities held for trading	(21,871)	-
Proceeds from sale of securities held for trading	8,026	-
Net cash outflow from use of liquid resources	(13,845)	-
Financing		
Capital element of finance leases	(243)	(652)
Receipts from borrowings	25,803	162,673
Repayments of amounts borrowed	(28,348)	(35,034)
Net receipts from issuing shares	17,822	21,337
Net cash inflow from financing activities	15,034	148,324
(Decrease)/increase in cash at bank and in hand	(82,068)	118,680

Total attributable gold production, oz'000*	2006	2005	Var %
Amur Region			
Pokrovskiy	206.8	185.7	+11.4%
Amur NE Assets	10.5	4.2	+150.0%
Rudnoye JV	8.1	7.8	+3.8%
Omchak JV			
Magadan assets	33.4	49.6	-32.7%
Amur Assets	2.5	2.0	+25.0%
TOTAL	**261.3**	**249.3**	**+5%**

** Total attributable gold production is comprised of the Group's subsidiaries, share of production in joint ventures and other investments*

Pokrovskiy

- 2006 mining operations moved c.5.4 million m3 of material yielding c.1.9 million tonnes of ore, a 37% increase compared to 2005. This was achieved through further expansion of the mining fleet (five new 45t capacity Belaz dump trucks and 3 Cat-330 Caterpillar excavators were purchased) and conformity to the mining plan.
- During 2006 the two main pits of the deposit were merged and exploration works around the Pokrovskiy pit confirmed potential for expansion to the east and at greater depth.
- The anticipated reduction in the cut-off grade due to the increased gold price is expected to enable an increase of the projected depth of the current Pokrovskiy pit and re-definition of Pokrovskiy reserves resulting in a c.200,000oz increase.
- The next stage of the resin in pulp plant's expansion was successfully accomplished on time and on budget which brought the plant's annual capacity to 1.9 million tonnes of ore. This was an increase of almost 27% on 2005 and ensured an increase of the gold produced despite a 7% decrease in the average grade of ore delivered to the mill.
- The recovery process was modified in order to maintain stable recovery rates for the mixed ore types being mined. The significant changes were an increase in resin volume and commencement of cyanidation ore in the SAG mill which increased the total resin surface area and leaching time. As a result the recovery rate was approximately the same as the previous year (90.8% compared to 91.5% in 2005) although part of the material treated was primary ore.
- Separation of the flows of pregnant solutions and the installation of additional electro-winning cells optimised gold recoveries and doubled the recovery of silver, increasing annual silver production by 350%.
- Recovery rates from the heap leach process increased by 50% and this made treatment of lower grade material economic. This was achieved by stacking and treating the heap leach pads before the winter period and leaving them for further leaching when thawed.
- A third, high-speed thickener is currently being installed to cope with the slower thickening of primary ore and this is expected to be commissioned in 2007.

PHM Schedule of mining operations	Units	2006	2005
Pokrovskiy deposit			
Total material moved	*'000 m³*	5,385	5,248
Including advanced stripping	*'000 m³*	1,657	1,180
Ore mined	*'000 tonnes*	1,904	1,393
Grade	*g/t*	3.0	3.6
Gold	*'000 oz*	184.5	159.8
Including rich ore	*'000 tonnes*	1,379	899
Grade	*g/t*	3.8	4.7
Gold	*'000 oz*	168.0	135.7
Pioneer deposit			
Total material moved	*'000 m³*	912	836
Ore mined	*'000 tonnes*	168	133
Grade	*g/t*	3.4	3.5
Gold	*'000 oz*	18.3	15.0

*PHM Processing Schedule	Units	2006	2005
Resin In Pulp plant			
Ore from Pokrovskiy pit	*'000 tonnes*	1,379	899
Grade	*g/t*	3.8	4.7
Gold	*'000 oz*	168	136
Ore from the transfer stockpiles (at the RIP)	*'000 tonnes*	25	-
Grade	*g/t*	4.6	-
Gold	*'000 oz*	4	-
Ore from stockpiles	*'000 tonnes*	248	444
Grade	*g/t*	3.4	2.8
Gold	*'000 oz*	27.4	39.4
Pioneer (bulk sample)	*'000 tonnes*	46	53
Grade	*g/t*	6.7	5.7
Gold	*'000 oz*	9.8	9.7
Total milled	*'000 tonnes*	1,698	1,397
Grade	*g/t*	3.8	4.1
Gold	*'000 oz*	209.2	184.9
Recovery	*%*	90.8%	91.5%
Gold recovered	*'000 oz*	190	169
Heap leach			
Ore stacked	*'000 tonnes*	750	714
Grade	*g/t*	0.9	1.5
Gold	*'000 oz*	23	38
Recovery	*%*	73.1%	48.9%
Gold recovered	*'000 oz*	16.8	16.5

****Total gold recovered**	**'000 oz**	**206.8**	**185.7**

**Presentation of PHM Processing Schedule differs from that in the Trading Update dated 22 January 2007*
***Certain comparative numbers have been rounded up*

Operating Costs 2006

Pokrovskiy Rudnik - Operating Cost Analysis (US$/oz)				
	2006	2005	Var %	1H 2006
Gold Institute Standard				
Direct Mining & Processing Expenses	102.9	95.0	8%	92.9
Refinery & Transportation Cost	7.0	4.5	56%	6.4
By-product Credits	(4.0)	(0.9)	344%	(0.5)
Other	27.8	26.8	4%	36.4
Cash Operating Cost	**133.7**	**125.4**	7%	**135.2**
Royalties	35.3	27.1	30%	36.8
Production Taxes	5.7	6.2	-8%	7.7
Total Cash cost	**174.7**	**158.7**	10%	**179.7**
Non-cash Movement in Stock	15.8	28.6	-45%	22.9
Depreciation/Amortization	48.0	42.4	13%	52.4
Total Production Cost	**238.5**	**229.7**	4%	**255.0**

Pokrovskiy's GIS Total Production Cost in 2006 increased by just 4% to US$239/oz and this small increase was achieved despite a 14% increase in diesel fuel prices, an 8% increase in electricity prices and up to 9% increase in prices for various chemical reagents and consumables.
The stable and low operating costs at the Pokrovskiy mine are the result of a series of long term cost cutting programmes implemented at the mine in 2005, the effect of which was first fully reflected in the 2006 results. An increase in the number of ounces produced also improved the unit cost figure.
Royalties and refining costs are in direct correlation with the gold price hence the 30% and 56% increases in these costs in 2006 in comparison with the same period in the previous year.
Depreciation and amortisation expenses have changed in line with the increase of production assets caused by the plant and mine fleet expansion.
Non-cash movement reflects the cost of mining incurred in the previous periods but accounted for in 2006 when the actual gold was produced.

Omchak Joint Venture

Omchak Schedule of mining operations		2006	2005
Nelkobazoloto – Shkolnoye Deposit			
Ore mined	'000 tonnes	**32.8**	**54.7**
Ore processed	'000 tonnes	**29.6**	**54.2**
Ounces produced	'000 oz	**8.7**	**18.7**
Berelekh			
Waste rock stripped	'000 m³	**8,651**	**8,724**
Sands processed	'000 m³	**4,161**	**3,957**
Ounces produced	'000 oz	**50.0**	**57.2**
Noviye Tekhnologii and Zeyazoloto			
Waste rock stripped	'000 m³	**432.9**	**381.2**
Sands processed	'000 m³	**229.9**	**224.4**
Ounces produced	'000 oz	**3.7**	**3.1**
Uduma			
Waste rock stripped	'000 m³	**-**	**-**
Sands processed	'000 m³	**38.3**	**-**
Ounces produced	'000 oz	**1.1**	**-**
Susumanzoloto, temporary holding	'000 oz	**8.3**	**-**
Total gold production		**71.8**	**79.0**
PHM attributable (2006 - 50%)		**35.9**	**51.4**

In 2006 Omchak carried out gold exploration and production in four different regions of Russia: Magadan, Chita, Amur and the Sakha republic (Yakutia). Alluvial gold was mined in 2006 using open-pit techniques, and hard-rock gold by underground mining. The total attributable production of Omchak in 2006 was 35,900oz (compared to 51,400oz in 2005) of gold predominantly from two assets in the Magadan Region: ZAO "Nelkobazoloto" and OAO "Berelekh". In 2006 ZAO "Nelkobazoloto" moved to deeper levels which has involved additional costs and has resulted in a decrease in production. 32,800t of ore were extracted, 29,600t were processed at the plant and c.9,000oz of gold were recovered. Underground exploration was carried out to delineate reserves and resources to enable production of c.13,000oz in 2007.

Alongside its production activities, Omchak was also involved in the acquisition of licences for the right to explore and produce alluvial gold at deposits located close to PHM's main operational and development sites in the Amur Region. New licence areas acquired in this process have confirmed reserves that are expected to yield a planned annual production of alluvial gold in the Amur region of an additional c.10,000oz gold per year starting in 2007 and continuing for some five years.

OAO "Berelekh" carried out alluvial gold extraction in the Magadan region in 2006 on 37 licence areas, totaling more than 1,500km^2. It is estimated that Berelekh has reserves for open-pit mining for over six years. In addition, each year Berelekh carries out exploration at the same time as extraction, which is expected to lead to a growth in reserves each year of between 38,000 and 48,000oz.

A small portion of production has also come from the new assets located in the Amur region and acquired only in the middle of 2005: OOO "Zeyazoloto" and OOO "Noviye Tekhnologii". Direct alluvial gold extraction has taken place on three deposits, with total gold recovered of 3,745oz. Geological exploration work during the year covered three licence areas, with 1,309m of drilling to confirm and increase reserves.

Omchak is a holder of series of exploration licences in the Chita region, Amur Region and Republic of Sakha (Yakutia). Geological exploration work was carried out at those properties in 2006 in order to sustain Omchak's level of production and for further conversion of resources into mineable reserves. This work will be continued in 2007.

Omchak Costs

Unit costs at Omchak have risen sharply during 2006. Part of this rise was a result of the 50% decrease in gold output from Nelkobazoloto as detailed above – increasing unit costs as fixed costs remain constant. Berelekh also suffered a reduction in gold production though not to the same extent as Nelkobazoloto.
Total cash costs for Omchak in 2006 were US$483/oz (2005 – US$360/oz) a 34% rise. Although somewhat disappointing, the effect on the Group's profit for the year is not material.
The Omchak management team expect that the time invested at Nelkobazoloto in 2006 accessing the lower horizons could increase gold production by 50% in 2007 versus 2006.

Other Amur Region production

In addition to its exploration activities the Group operates a number of alluvial enterprises which exploit placer mine using dredging machinery and washing technology. These operations are usually carried out at the sites of the Group's operational and exploration activities which allows for additional profits for the Group without major investment in infrastructure or detailed exploration works and further increases the Group's understanding of the local geology. In 2006, three companies contributed to the Group's production in the Amur region. Two of them - OAO "ZDP Koboldo" and ZAO "Amur-Dore" extract gold from alluvial deposits in the North East of the Amur Region in close proximity to the Tokur and Malomir deposits.

Pioneer Development

2006 was a crucial year for the development of the Group's most advanced project, Pioneer.
According to the schedule a wide range of exploration, engineering and design works were carried out at the deposit in order to commission first production at Pioneer in the second half of 2007.
The following points highlight the success in 2006:

- Officials from the Russian State Commission on Reserves (GKZ) surveyed works conducted at the deposit in summer 2006 ahead of the submission of documentation to GKZ for reserves and resources approval. The commission noted the high quality of work carried out by the Group and agreed with the geological interpretation of the deposit's mineralisation, as well as the work programme needed to bring the deposit into production.
- A broad metallurgical assessment of the deposit was carried out. 410 samples were collected for Phase Analysis. Bulk samples of oxide and primary ore have been obtained for the development of the metallurgical processing regime.
- A positive economic mine plan was developed that provides for the construction of a stand alone processing operation at Pioneer.
- The definitive plan calls for heap-leaching with a modularly expanded resin in pulp plant capable of modular expansion, eventually capable of processing 5.2mt of ore per annum. Following such expansion the heap leach operation will have a processing capacity of 2.9mt

per annum. The modular expansion programme, a method used successfully at Pokrovskiy, allows for an optimisation of the overall project capital expenditure without interruption to production.

- Separate treatment of different types of ore is expected to cut operating costs and allow for higher recovery rates.
- Design planning for the heap-leach pads and process buildings has been completed, and contracts for equipment signed. The electricity supply has been commissioned, with the power line to Pioneer from Pokrovskiy completed and the 4MW first stage substation operational. Pre-stripping of 392,000 m^3 has been completed.
- The Pioneer heap-leach facility is scheduled to start operation in 2007 and the resin in pulp plant in 2008.

Exploration

The table below shows the reserves and resources estimates under the Russian classification system:

Peter Hambro Mining Group Reserves & Resources Summary As at 1-1-07					
	Category	Ore	Gold Content		
		'000 t	kg	oz'000	*As at 1-1-06*
Reserves	*B+C1*	31,623	56,794	1,826	*1,980*
	C2	117,870	206,985	6,655	*7,053*
	TOTAL	**149,493**	**263,779**	**8,480**	***9,033***
Resources	*P1*	136,961	270,515	8,697	*9,693*
	P2+P3	1,928,952	2,830,629	91,005	*83,547*
	TOTAL	**2,065,913**	**3,101,144**	**99,702**	***93,240***
Reserves & Resources	***TOTAL***	**2,215,406**	**3,364,923**	**108,182**	***102,273***

The Group reports its reserves and resources according to the system defined by the GKZ since this is its functional reporting system ("The Russian System"). All Reserves and Resources in Category C1 and C2 are calculated according to the norms prescribed by the Russian System but this does not imply that all of such reserves have necessarily been submitted to GKZ for inclusion in the State Balance. It should be noted that of the P Category resources, P1 is supported by drilling whereas this is not necessarily the case for P2 and P3, which are based on management estimates.

In 2006, the Group spent US$38 million on exploration and development. The exploration and development budget for 2007 is US$100 million.
The table below sets out the amount of exploration work completed in 2006:

	2006	**2005**
Trenching,(m^3)	2,033,000	493,000
Core drilling, (m)	286,000	88,000
Shallow drilling, (m)	59,000	58,000

In 2006 there was an intensive exploration programme on Pioneer, Malomir, and Petropavlovskoye (Yamal) in particular.
The result of this increased exploration effort is a substantial improvement in confidence in resource and reserve estimates. Although this is not reflected directly in increased headline

reserve/resource figures, it lends confidence to the Croup's planning for production from these deposits.

POKROVSKIY AND FLANKS

- 17,450m of core drilling, and 5,600m of shallow 'mapping' holes was completed on the Pokrovskiy deposit and the flanks, and 30,600m^3 of exploration trenching was completed on the flanks. Emphasis has been placed on detailed exploration of the fanglomerate deposit and the three newly discovered underlying hard-rock ore bodies in the Pokrovka-II area, and on new exploration of 'outer flanks' areas covered by the Zheltunak licence.
- A re-definition of Pokrovskiy reserves, and the design of corresponding pit expansion, have been started to reflect the much higher gold prices of today. This pit expansion will also take into account additional reserves and resources discovered recently and will include both lateral push backs and a deepening of the ultimate pit from 140m to 200m.
- In the Pokrovka-II area, exploration work continues on the unconsolidated fanglomerates and on the underlying ore zones in the crystalline basement. Exploration within the past six months (trenching, deep drilling) in both eastern and western trough areas has established that the geology of the fanglomerates is not simple. Because of complexity of the geological structure (variable thickness and intercalation of sands and lignite beds) the previously accepted drillhole spacing is considered inadequate for definition of a Russian category C2 reserve: accordingly the categories have been redefined. This does imply a need for a more closely spaced exploration grid to provide the necessary definition. The resource remains open to the west, south, and east. Metallurgical studies have now established that these ores are easy to beneficiate, and through heap leaching it is believed possible to extract up to 77.4% of the gold from this ore.
- In 2006 work started in 4 new areas of the Pokrovskiy Flanks located 4 to 17 km from the Pokrovskiy deposit. The most promising results were achieved at the Velikiye Luzhki area where gold has also been discovered in Cretaceous diorites above the thrust.

Plan for 2007

- It is planned to delineate the fanglomerate resource in detail, and at the same time exploration of the underlying hard-rock ore zones will be continued.
- Exploration will continue on ore zones discovered elsewhere in the inner flanks. In the 'outer flanks' areas, exploration will be continued in all areas.
- At Velikiye Luzhki drilling is planned in 2007 - a series of vertical holes to intersect the mineralised zone and allow the upgrading of the already established Russian P1 resource to the Russian C2 reserve category.

PIONEER

- 166,400m^3 of trenching, 30,750m of deep drilling and 5,700m of shallow 'mapping' holes was completed in 2006 at Bachmut, Promezutochnaya and Yuznaya ore zones. As a result the full scope of works required by GKZ standards in order to confirm reserves and resources to start mining has been accomplished.
- At each of the Bachmut, Promezutochnaya and Yuznaya ore zones, previously predicted high grade ore columns were confirmed by several intersections.
- On the advice of its geological and mining teams, the Group has decided not to delineate further for reserve definition purposes the identified high grade areas (with the exception of Andreevskaya), preferring to finalise the detailed evaluation of this material in the mining plan in due course. Accordingly it is possible that the mining results may be better than the

base case predictions. This decision was taken in order to save money on further delineation of what have already been established as mineable reserves.

- The Andreevskaya ore zone, intersected by drill holes for the first time in 2006, has already been traced for 2km. This zone has highly variable gold grades between 0.9g/t and 368.4g/t along the evaluated section. Maximum grades (up to 1,225g/t) have been found in the central area of the explored part of the zone and it is possible that they are related to an ore column, which had been predicted in that location.
- Drilling and trenching works on 450 metres in length of the ore zone show an average grade of 32g/t to a depth of 90 metres over a 6 metres width, giving Russian Category C2 and P1 contained gold of 550,000 ounces. Significant silver grades are also present, with some samples greater than 1,000g/t.
- The drilling programme at ore bodies predicted previously by geotechnical data has been continued.

Plan for 2007

- Preparations for the early start of full-scale mining are scheduled to continue.
- The Pioneer heap-leach facility is due to start operation in 2007.
- Detailed exploration of all ore zones is scheduled to continue, with concentration on the evaluation of Andreevskaya and proving extensions of this zone to both east and west.
- Further drilling of zones predicted by structural model and satellite imagery data.

MALOMIR

- Three separate deposits have now been identified at Malomir.
- Exploration trenching (344,400m^3) and core drilling (35,500m) concentrated on detailed delineation of reserves on the Malomir deposits.
- In the central high-grade area of the Malomir deposits itself, pre-stripping of an area 220m x 300m was carried out in order to confirm continuity of the ore structures.
- The exploration camp, which was constructed in 2005, has been expanded, and permanent all-year mine access to the main regional road is complete.
- A study of metallurgical and hydrogeological properties of the Malomir deposit has started. A total of 391 samples were taken for phase analysis. 6 bulk samples (from 139kg to 2,080kg) were taken from different ore types and different parts of the deposit. Preliminary data suggests that, for more than 90% of the ore, gravitation-flotation is the optimum processing route, with 85.6% recovery.

Plan for 2007

- It is planned to carry out exploration of the three ore deposits (with associated GKZ approvals) consecutively.
- An additional 5,000m of drilling and 5,000m length of trenching are to be completed on the central Malomir deposit and on the flanks.
- It is planned to complete exploration on the main Malomir deposit in 2007 and start preparation of documentation to submit to GKZ for reserves and resources approval. This will include infill drilling in order to meet the GKZ requirements to establish reserves to start mining operations.
- The hydrogeological, metallurgical, and geotechnical studies and topographic survey are also expected to be completed as well as exploration for nearby sources of building materials.

- Exploration will continue on both Quartzite and Ozhidaemoye zones; also two bulk samples of 300kg each will be collected in 2007 from the Quartzite zone, for metallurgical study.

YAMAL

- The economic study to define production reserves at Novogodnee Monto has been confirmed by GKZ and, with the Petropavlovskoye exploration programme near completion, a project to develop both mines simultaneously is under way.
- Drilling in 2006 on the Petropavlovskoye deposit and Toupugol-Khanmeishorskaya flanks included 40,500m deep drill holes, plus 11,700m^3 of trenching within the licence area.
- A wide shallow pit to expose the ore body and confirm the continuity and style of mineralisation (including E-W quartz 'ladder' veins across the N-S trend of the ore body, with visible high grade gold) was made.
- On other exploration assets in the region, the Group carried out a total of 50,000m core drilling and 73,000m^3 of trenching in 2006.
- The Ozernoye area appears to have the greatest potential. It consists of a layered ultrabasic body (Bushveld-style) containing 3 reefs up to 20m thick of disseminated sulphide/magnetite ores with polymetallic (PGM-gold-Cu/Ni/Co/Fe) mineralisation. These have been partially explored and initially evaluated to Russian category P1 in less than 1km of the outcrop length. Grades found so far include around 1.7g/t total precious metals and around 1% total base metals (excluding iron).

Plan for 2007

- On the Petropavlovskoye deposit, a programme of transverse drilling will intersect the steeply dipping quartz veins in order to provide sufficient data to include these in the resource model.
- More intensive exploration of the Ozernoye polymetallic prospect is scheduled to be undertaken in 2007, across the whole area of the ultrabasic outcrop. On other exploration areas, as identified above, drilling and trench exploration will continue in 2007.

2007 Production Forecast & Outlook

- PHM currently estimates that attributable production in 2007 will be 283,000oz. This is an 8% increase on 2006 and is made up of 220,000oz from Pokrovskiy and Pioneer, 35,000oz from Omchak and the remaining ounces from the Group's interests in other Amur region assets.
- Because the Group's 2007 production is not expected to increase by much more than 10% compared to the previous year, unit cost reductions will have a smaller effect this year. In addition an appreciation in the US dollar value of the Rouble, the Group's operating currency, and inflationary pressures on raw material costs may well cause an upward pressure on operating costs.
- It is anticipated that JORC classification Reserves and Resources as for Pioneer will be published at the same time as the Group's Annual Report and for other deposits in due course.
- The Group will adopt IFRS from 1 January 2007 and the conversion process is proceeding as planned.

Annual Report & Accounts

The Group intends to publish and distribute the Company's Annual Report and Accounts for the year ended 31 December 2006 on 16 May 2007.
This report will contain a more detailed analysis of the work undertaken by the Group during the period, notes to the accounts and a breakdown, by deposit, of the Group's Reserves and Resources and production.

The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2006 or 2005 but is derived from those accounts. Statutory accounts for the year ended 31 December 2005 have been delivered to the Registrar of Companies, and those for the year ended 31 December 2006 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

The resources and reserves estimates have been reviewed by Dr. Stephen Henley, who is an independent geological advisor to the board of directors of Peter Hambro Mining Plc. Dr. Henley is qualified to act in the capacity of a Competent Person for the purposes of this statement of reserves and resources.

Dr. Stephen Henley holds a PhD in Geology (University of Nottingham, 1970). He is a Fellow of the Geological Society, a Fellow of the Institution of Materials, Minerals and Mining, and a Chartered Engineer. He is also a Charter Member of the International Association for Mathematical Geology. He has been employed in exploration, mining, academic, and geological consultancy posts since 1970 and has participated in Competent Person studies on a variety of different minerals and types of deposit, including gold, polymetallic, and chromite projects.
Dr. Henley is currently chairman of PERC (the Pan-European Reserves and Resources Reporting Committee, European equivalent of the Australasian JORC), and convenor and secretary of a CRIRSCO working group on harmonisation of Russian and international reserve reporting systems.
He owns no direct or, to the best of his knowledge, indirect interests in the shares or securities of Peter Hambro Mining Plc or of any of its associated or subsidiary companies and does not expect to receive direct or indirect interest in any of the Company's projects or in the shares and securities of the Company.

The Board of Directors commissions a semi-annual independent review of the exploration and development work of the Group and the Group's reserve and resource estimates. The Summary of this review has been compiled by Dr. Stephen Henley and reviews all current exploration works being conducted by the Group.
Peter Hambro Mining Plc will publish an Executive Summary of this review today on the Group's website.
Please visit our website: www.peterhambro.com where you will be able to download the Summary from a link on the home page.

There will be a conference call today to discuss the announcement at 14:00 (London time).

Details to access the conference call are as follows:

The Dial-in number in the UK will be: 0845 245 3471 and internationally will be: +44 (0) 1452 542 300 with the conference ID in both cases: 5431634.

Replay will be available after the call has finished for seven days on: 0800 953 1533 / 0845 245 5205 in the UK and on +44 (0) 1452 55 00 00 internationally with the access code in both cases: 5431634#

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